PULSE BIOSCIENCES, INC.

3957 Point Eden Way

Hayward, California 94545

September 13, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Ms. Christine Westbrook

Re:	Pulse Biosciences, Inc.
Registration Statement on Form S-3
Filed September 3, 2021
File No. 333-259330

Acceleration Request
Requested Date: September 15, 2021
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pulse Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-259330) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Securities and Exchange Commission.

The Company hereby authorizes Ken Stratton, the Company’s General Counsel, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by contacting Ken Stratton at (510) 905-1106 or ken.stratton@pulsebiosciences.com.

Sincerely,
PULSE BIOSCIENCES, INC.
By:	/s/ Sandra A. Gardiner
Sandra A. Gardiner Chief Financial Officer, Executive Vice President of Finance and Administration, Secretary and Treasurer

cc:	Darrin R. Uecker, Pulse Biosciences, Inc.
Kenneth B. Stratton, Esq., Pulse Biosciences, Inc.
Andrew D. Hoffman, Esq., Wilson Sonsini Goodrich & Rosati, P.C.